MAIL STOP 3561

April 27, 2006

Mr. George Metrakos
Chief Executive Officer and Chairman
OSK Capital II Corp.
1080 Beaver Hall
Suite 1555
Montreal, Quebec H2Z 1S8
Canada

>**Re:**   **OSK Capital II Corp.**
>**Form 10-KSB/A for Fiscal Year Ended September 30, 2005**
>**Filed April 7, 2006**
>**Form 10-QSB/A for Fiscal Quarters Ended**
>**June 30, 2005 and December 31, 2005**
>**Filed April 7, 2006**
>**File No. 000-28793**

Dear Mr. Metrakos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB/A for the period ended June 30, 2005

Financial Statements

Notes to Financial Statements

1. We reviewed your response to our prior comment 2, noting an explanatory statement inserted as an introduction to the financial statements. Your response did not address our comment, thus the comment will be reissued. We note your interim financial statements have been restated. Please provide <u>a note to the financial statements</u> that <u>thoroughly</u> explains and quantifies <u>all</u> revisions made as required by paragraph 37 of APB 20. In your note to the financial statements, tabular presentation showing the original amount, restated amount and difference would be appropriate.

<u>Form 10-KSB/A for the year ended September 30, 2005</u>

<u>Management's Discussion and Analysis of Results of Operations and Financial Condition</u>

2. We reviewed your response to our prior comment 3, noting a majority of your revenue was derived from sales to residential customers. Please revise MD&A to describe and quantify your sources of revenue (i.e. residential and business).

<u>Financial Statements</u>

<u>Report of Independent Public Accounting Firm – 2004</u>

3. We note you included the report of Schwartz Levitsky Feldman LLP, dated July 13, 2005, for the period ended September 30, 2004. We note this report is dated as of the same date as the report that has been filed in your amended Form 8-K in response to our prior comment 1. As your 2004 financial statements (included in Form 10-KSB/A) have been restated to give effect to the recapitalization, please revise to include an updated audit report, dual dated if necessary, that provides assurance on these restated financial statements.

4. The audit report filed in the Form 10-KSB must state compliance with the "standards of the Public Company Accounting Oversight Board (United States)." Please advise your independent accountant to refer to PCAOB Auditing Standard No. 1, undertake to perform the necessary additional audit procedures (if applicable), and revise the report.

5. Your audit report discloses that your 2004 financial statements have been prepared in accordance with Canadian GAAP, yet you disclose in Note 2 that your financial statements are prepared in accordance with U.S. GAAP. Since you were incorporated in Nevada, you are considered to be a domestic issuer regardless of the present location of your operations and you must present your financial statements for all required periods in accordance with US GAAP. Please revise to present the financial statements for all periods in accordance with US GAAP and advise the independent auditor to revise its report to refer to US GAAP. The date of the audit report should be revised appropriately.

Revenue Recognition, page 10

6. We reviewed your response to our prior comment 11, noting you sell your hardware device at a subsidized price and then recover the cost through monthly service revenues. We also note that the hardware device can only be used with your services and is unusable if the client does not renew your service, with the revenue for the hardware device being recognized upon delivery. Based on the guidance in EITF 00-21, it appears your hardware device and monthly service fee represent one unit of accounting resulting in hardware device revenue being deferred and recognized ratably over the term of the service agreement. Please advise or revise your financial statements accordingly.

Note 10 – Subsequent Events, page 19

7. We reviewed your response to our prior comment 13 and it appears you plan to account for the transaction with Iphonia as an asset acquisition. Your response did not address our comment in its entirety, thus part of the comment will be reissued. In connection with your proposed accounting treatment of the transaction with Iphonia, please provide us with an analysis that addresses each of the conditions of Rule 11-01(d) of Regulation S-X.

Form 10-QSB/A for the period ended December 31, 2005

General

8. Please revise your Form 10-QSB to include applicable comments above on amended Form 10-KSB.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Joseph I. Emas, Attorney at Law